UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36157 / May 18, 2026

In the Matter of:

Saba Capital Income & Opportunities Fund II
Saba Capital Income & Opportunities Fund
Saba Capital Management, L.P.
and certain of their affiliated entities as described in Appendix A to the application

405 Lexington Avenue, 58th Floor
New York, New York 10174

812-15585

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Saba Capital Income & Opportunities Fund II, et al. filed an application on June 7, 2024 and
amendments to the application on January 22, 2025, August 12, 2025, February 6, 2026, and
March 18, 2026, requesting an order under sections 17(d) and 57(i) of the Investment Company
Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions
otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The
order would permit certain registered closed-end management investment companies and
business development companies (collectively, the "Regulated Funds") to co-invest in portfolio
companies with each other and with certain affiliated investment entities.

On April 20, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36094). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that
the relief requested by Saba Capital Income & Opportunities Fund II, et al. (File No. 812-15585)

is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.